SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


03025811

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______ to ______


RECD S.E.C.
2003

Commission file number 1-8787

Full title of the Plan:

COMMOLOCO THRIFT PLAN

Name of the issuer of the securities held pursuant to the Plan
and the address of its principal executive office:

AMERICAN INTERNATIONAL GROUP, INC.
70 Pine Street
New York, N.Y. 10270

CommoLoCo Thrift Plan

Financial Statements and Supplemental Schedules
December 31, 2002 and 2001

CommoLoCo Thrift Plan
Contents
December 31, 2002 and 2001

Page(s)

Report of Independent Accountants

To the Plan Administrator of
CommoLoCo Thrift Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of CommoLoCo Thrift Plan (the "Plan") at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2001 and for the six months then ended were audited by other independent accountants whose report dated June 14, 2002 expressed an unqualified opinion on those statements. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of 5500, Schedule H – Part IV, line 4i - Schedule of Assets is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 27, 2003



Ernst & Young LLP
5 Houston Center
Suite 1200
1401 McKinney Street
Houston, Texas 77010-2007

Phone: (713) 750 1500
Fax: (713) 750 1501
www.ey.com

Report of Independent Auditors

Plan Administrator
CommoLoCo Thrift Plan

We have audited the accompanying statement of net assets available for benefits of the CommoLoCo Thrift Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the six months then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the six months then ended, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

June 14, 2002

CommoLoCo Thrift Plan
Statements of Net Assets Available for Benefits
Years Ended December 31, 2002 and 2001

	2002	2001
Assets		
Investments at fair value		
Invesco Balanced Fund	$ 40	$ 2,188
Invesco 500 Index Trust Fund	545	1,387
AIM International Growth Fund	136	301
American General Stable Value Fund*	946,616	836,044
Brazos Small Growth Fund	135	-
T Rowe Price Small Cap Stock Fund	136	-
Vanguard Prime Cap Fund	-	1,307
State Street Bank Government Short-Term Investment Fund	-	23,012
Common Stock - American International Group, Inc.	277,661	679,108
	1,225,269	1,543,347
Participant Loans	138,807	166,731
Total Investments	1,364,076	1,710,078
Contributions receivable		
Participants	3,712	3,370
Employer	2,870	2,669
	6,582	6,039
Net assets available for benefits	$ 1,370,658	$ 1,716,117

*Formerly known as the Wells Fargo Stable Return Fund

The accompanying notes are an integral part of these financial statements.

CommoLoCo Thrift Plan
Statements of Changes in Net Assets Available for Benefits
Period Ended December 31, 2002 and 2001

	Year Ended December 31, 2002	6 Months Ended December 31, 2001
Additions		
Additions to net assets attributable to:		
Investment income		
Net (depreciation)/appreciation in fair value of investments (see Note 4)	$ (117,183)	$ 20,267
Interest income	1,842	906
Dividends	612	116
Interest on loans to participants	10,608	5,422
Investment (loss)/income	(104,121)	26,711
Contributions		
Participants	358,472	84,564
Employers	116,901	76,219
	475,373	160,783
Asset transfers from American General Employees' Thrift and Incentive Plan (see Note 1)	-	1,610,311
Total additions	371,252	1,797,805
Deductions		
Deductions from net assets attributable to:		
Distributions to plan participants	714,757	80,434
Expenses	1,954	1,254
Total deductions	716,711	81,688
Net (decrease)/increase	(345,459)	1,716,117
Net assets available for benefits		
Beginning of year	1,716,117	-
End of year	$ 1,370,658	$ 1,716,117

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

General

The CommoLoCo Thrift Plan ("the Plan") was established on July 1, 2001. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions. Copies are available from the Plan administrator.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is offered to eligible employees of CommoLoCo, Inc., a wholly owned subsidiary of the American General Finance, Inc., which is a wholly owned subsidiary of American General Corporation (the "Company" or "American General"). Salaried and certain regular employees, who are residents of Puerto Rico, are eligible to participate in the Plan upon their employment commencement date. Non-salaried employees who have completed 1,000 hours of service in one service year are eligible to participate in the Plan. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code") and Section 1165(a) and (c) of the Puerto Rico Internal Revenue Code of 1994, as amended.

Effective April 15, 2002, the Bank and Trust of Puerto Rico replaced Citibank, N.A. as trustee of the Plan.

Effective January 1, 2002, all company contributions funded after December 31, 2001 were invested according to the participant's investment elections for future contributions rather than in AIG common stock. In addition, participants were allowed to reallocate at any time all Company contributions, made prior to December 31, 2001, into any of the investment offered by the Plan.

Effective August 29, 2001, American General was acquired by American International Group, Inc. ("AIG"). As a result of the acquisition, all shares of American General common stock were exchanged for AIG shares based on an exchange ratio of 0.5790 of a share of AIG common stock for each American General share.

Substantially all of the costs of administering the Plan are paid by the Company.

The Plan's investments are held in a bank-administered trust fund.

Participant Accounts

Each participant's account is credited with the participant's and Company's contributions and an allocation of Plan earnings. Allocation of Plan earnings is based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions

Employees who elect to participate may contribute, on a pretax basis, a basic amount ranging from one to six percent of base pay. Participants may also make additional pretax contributions in an amount ranging from one to four percent of base pay. All contributions are subject to the contribution limitations discussed below. The Company contributes an amount equal to 100 percent of the first three percent of the participant's basic contribution, plus 50 percent of the next three percent of the participant's basic contribution. This matching contribution complies with the safe harbor provisions of the Code 401(k)(12).

Participants may change their contribution rate and investment election for future contributions, as well as transfer all or part of their employee account balances among funds daily. All changes, except transfers, are effective as soon as administratively feasible. Transfers are effective on the business day the request is received.

For both 2002 and 2001, the total amount of participant pretax contributions was limited to $8,000. Additionally, the total amount of annual participant and Company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $40,000 in 2002 and $35,000 in 2001. During 2002 and 2001, the total amount of base pay that can be used in determining contributions under the Plan is $200,000 and $170,000, respectively.

Participants are immediately vested in their contributions plus the earnings thereon. Participants immediately become 100 percent vested in the Company's contributions. Vesting in the Company's contributions made prior to January 1, 1999, in the American General Employees' Thrift and Incentive Plan and the earnings thereon become vested at a rate of two percent per month of plan participation after one year of service.

Any non-vested portion of the Companies' contributions made prior to January 1, 1999, in the American General Employees' Thrift and Incentive Plan will become 100 percent vested upon the participant's retirement, attainment of age 65, total disability, or death.

Investment Options
All contributions to the Plan are deposited into one or more of the following nine options managed by AMVESCAP National Trust Company. The allocation of contributions among the options is determined by each participant.

Distributions
Investments in the Plan are eligible for withdrawal when an employee completes his or her career with the Company, retires, becomes permanently disabled, dies, or is in need of the funds because of a case of hardship, as defined by the Plan. At age 59-1/2 or older, employees may withdraw all or any portion of their vested amounts at any time. Participants who retire, leave the Company or become disabled elect between receiving a lump sum distribution equal to the entire value of their vested account or deferring the funds in the Plan until age 70-1/2 if the account balance is $5,000 or more. Distributions are mandatory for account balances less than $5,000. Participants who retire, become disabled or die, vest immediately in all funds. Beneficiaries receive a lump sum distribution equal to the full value of accounts held by the Plan participants who die. Funds taken out of the Plan, and not reinvested into another qualified plan, subject the employee to income and 20% withholding taxes on such funds.

Participant Loans
Participants may borrow from their fund accounts, in a single loan, a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 12 to 58 months. Loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined from time to time. Loans at December 31, 2002 have been issued at interest rates between 5.75%

and 10.5%. Principal and interest are paid to the participant's account through payroll deductions. Early loan payoff is allowed.

Forfeitures
Participants terminating employment forfeit their non-vested interest in the Companies' contributions on the earlier of (1) the distribution of the entire non-forfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce future Company contributions and administrative expenses. Participants who terminate and are re-employed with a participating company before incurring five consecutive one-year breaks in service are entitled to the reinstatement of their non-vested or forfeited amounts, subject to certain provisions as stated in the Plan document. Forfeitures available to reduce contributions as of December 31, 2002 was $9.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These significant estimates include the accumulated Plan benefits and fair value of investments. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in common collective funds, comprised of the American General Stable Value Fund, the Invesco 500 Index Trust and the Invesco Balanced Fund, are valued based on then-current market values of the underlying assets on the last day of the Plan year. Investments in common stock are reported at fair value based on published market prices on the last day of the plan year. Short-term investments are valued at cost, which approximates fair value. The participant loans are valued at amortized cost, which approximates fair value.

The net (depreciation) appreciation in fair value of investments, including realized gains (losses) and unrealized gains (losses) is reflected in the statements of changes in net assets available for plan benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded as income on the ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Distributions
Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

3. Non-participant Directed Investment

Information about the net assets and the significant components of the changes in net assets relating to non-participant directed investments at December 31, 2001 was as follows:

(In thousands)	December 31, 2001
Net assets	
AIG common stock fund	$ 679
State Street Bank Government Short-Term Investment Fund	23
Total net assets	$ 702

As described in Note 1, at December 31, 2002 all net assets related to participant directed investments only. At December 31, 2001 these investments contained both participant-directed and non participant-directed contributions with earnings not separately determinable; therefore, the total was considered non participant-directed.

(In thousands)	6 Months Ended December 31, 2001
Changes in net assets	
Contributions	$ 77
Asset transfer from American General Employees Thrift and Incentive Plan	701
Net depreciation	(3)
Benefits paid to participants	(43)
Interfund transfers	(29)
Participant fees	(1)
	$ 702

4. Investments

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the years) appreciated (depreciated) in value as follows:

	Year Ended December 31, 2002	Six Months Ended December 31, 2001
Mutual funds	$ (666)	$ -
Common collective funds	48,057	23
Common stock	(164,574)	(3)
	(117,183)	20

5. Federal Income Taxes

Although the Plan has not received a determination letter from the Puerto Rico Department of the Treasury, the Plan is intended to meet the requirements of Section 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994 (the "Code"), and is operating in accordance with the Code. Therefore, the Company believes that the Plan is qualified and exempt from taxation.

6. Funding Policy

Employee contributions to the individual participant accounts are made through payroll deductions. The Company's matching contribution is made on the same weekly basis as the employees' payroll deduction, and both funds are transferred to the trustee for investment in the separate investment funds.

The Plan permits the acceptance of lump-sum rollover contributions from a qualified plan of a prior employer. There is no Company match on any of these contributions.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the participants would become 100 percent vested in their Company contributions.

8. Related Party Transactions

Plan investments consist of shares of mutual funds managed by AMVESCAP and shares of mutual funds. AMVESCAP is the trustee as defined by the Plan and, therefore, these investments qualify as party in interest transactions.

The Plan offers investment options in certain funds that are affiliated with AIG or one or more of its subsidiaries.

9. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate fluctuation, market volatility and credit quality. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

10. Subsequent Event

Effective January 1, 2003, The Vanguard Group replaced Invesco Retirement Plan Services Company, a subsidiary of AMVESCAP as recordkeeper for the Plan.

CommoLoCo Thrift Plan
Form 5500, Schedule H – Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2002

EIN: 66-0384086
PN: 020

Issuer	Description	Fair Value
American General*	87,177 shares of American General Stable Value Fund	$ 946,616
Invesco*	3 shares of Invesco Balanced Fund	40
Invesco*	25 shares of Invesco 500 Index Fund	545
AIM*	11 shares of AIM International Growth Fund	136
Brazos	10 shares of Brazos Small Growth Fund	135
T. Rowe	6 shares of T Rowe Price Small Cap Fund	136
American International Group*	38,888 shares of common stock	277,661
Participant Loans*	Loans issued at interest rates between 5.75% and 10.50%	138,807
		$ 1,364,076

*Party in interest

Note: Cost not required for participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMOLOCO THRIFT PLAN

June 30, 2003



Richard Grosiak,
Director-Employee Benefits

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-68640) of CommoLoCo Thrift Plan of our report dated June 27, 2003 relating to the financial statements and schedule of CommoLoco Thrift Plan, which appears in this Form 11-K for the year ended December 31, 2002.

PricewaterhouseCoopers LLP

New York, NY
June 27, 2003

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-68640) pertaining to the CommoLoCo Thrift Plan of our report dated June 14, 2002 with respect to the financial statements of the CommoLoCo Thrift Plan included in this Annual Report (Form 11-K) for the six months ended December 31, 2001.

Ernst + Young LLP

Houston, Texas
June 27, 2003